SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

 2Q14 EBITDA was R$ 1.1 billion,

down 17% from 1Q14 on a recurring basis

HIGHLIGHTS:

▶      The average cracker utilization rate stood at 84%, decreasing 1 p.p. from 1Q14, due to the scheduled maintenance shutdown in one of the lines at the Triunfo site and by the lower feedstock supply to the Rio de Janeiro complex.

▶     The Brazilian demand for thermoplastic resins (PE, PP and PVC) in this quarter was 1,311 kton, down 2.6% compared to the previous quarter, reflecting the slowdown in the domestic economy. Braskem’s sales followed the market trend and reached 879 kton. Compared to 2Q13, when demand benefitted from inventory rebuilding and the strong performance of certain sectors of the economy, the market dropped by 8% and the Company's sales 7%.

▶     Sales of PP in the USA and Europe business unit reached 479 kton, up 4% and 3% from 1Q14 and 2Q13, respectively. In both cases the increase is explained by the recovery of local markets, especially in the automotive and retail sectors in the United States.

▶     In 2Q14, Braskem recorded EBITDA of R$1,130 million, 17% lower than the 1Q14, on a recurring basis, mainly due to the decrease in petrochemical spreads in the international market, the Brazilian real appreciation of 6% and the sales mix of the Brazilian operations. In comparison to 2Q13, EBITDA grew by 6%, driven by higher spreads between the periods and the Brazilian real depreciation. In U.S. dollar, EBITDA in the quarter amounted to US$507 million.

▶      The Company's leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.73x, in line with 1Q14. In Brazilian real, the leverage ratio stood at 2.62x, decreasing 3%.

Capacity-expansion and feedstock-diversification projects

▶  Mexico Project

▪  The construction of the project reached 75% completion and equipment assembly of large pieces, such as the ethylene tower, was concluded.

▪   Pre-marketing activities have already reached close to 200 clients.

Other projects

▪        In line with its commitment to promote the Brazilian plastics chain, Braskem continues to make progress on the Plastics Chain Competitiveness Incentive Plan (PIC). Created in 2013 and with planned investments of up to R$80 million, PIC supports commercial and structural actions in the plastics manufacturing industry. In this context, in order to better introduce to the agricultural sector the latest innovations in plastics, such as silo bags and plastic truck bodies, the Company and its Clients participated in the Agrishow fair, one of the largest agribusiness trade fairs in Brazil.

▪         Braskem announced a project to produce Ultra-High Molecular Weight Polyethylene at its unit in La Porte, Texas (USA). Commercially known as UTEC, the resin account with 100% Brazilian technology and has applications across a wide range of industries.

▶  Braskem figured among the 15 Dream Companies (“Empresa dos Sonhos”) to work at according to young professionals in Brazil, in a survey of nearly 52,000 undergraduate college students and recent graduates.

EXECUTIVE SUMMARY

The worsening of geopolitical situations in Iraq, Ukraine and Russia drove to an increase in the price of oil and consequently in the price of naphtha, the main feedstock used by the petrochemical industry. As a result, spreads1 of thermoplastic resins2 and key basic petrochemicals3 reduced by 3% and 7%, respectively, from the first quarter of 2014.

In Brazil, the level of interest rates and inflation, the expectation of an energy rationing and the consequent decline in household spending impacted the performance of the economy. The reduced number of working days during the World cup also affected the quarter. The exception remained the agricultural industry, which has benefited from international prices and is expected to enjoy record grain harvests.

In this scenario, Brazilian demand for thermoplastic resins was 1,311 kton, decreasing 3% from 1Q14 and inverting the seasonality of previous years, when the second quarter has traditionally registered a higher demand. Braskem’s sales followed this trend and amounted to 879 kton. In comparison to 2Q13, when demand was positively influenced by an inventory rebuilding the chain and the good performance of certain industries (e.g., infrastructure, automotive and agribusiness), demand in the quarter contracted by 8%, while Braskem sales decreased 7%.

Sales of PP at the USA and Europe business unit amounted to 479 kton in 2Q14, increasing 4% and 3% from 1Q14 and 2Q13, respectively, reflecting the gradual recovery in the U.S. economy and the signs of continuous improvement in Euro zone economies. Additionally, as a result of its commitment with investments in maintenance and improvement of the operational efficiency of its assets, carried out over the last 3 years, Braskem increased its annual PP capacity at its site in Seadrift, Texas (USA) by 40 kton to 225 kton.

In 1H14, apparent consumption in the Brazilian thermoplastic resins market amounted to 2,657 kton, 3% lower than in the year-ago period. Braskem’s sales followed this trend and totaled 1,780 kton, a 5% decrease.

PP sales in the USA and Europe amounted to 939 kton in the first half of the year, expanding by 5% from the same period of 2013, driven by the improvement in their economies, as already mentioned.

Braskem’s EBITDA in 2Q14 was R$1,130 million, decreasing 17% from recurring EBITDA in 1Q14. The main factors contributing to this result were (i) the reduction in petrochemical spreads in the international market; (ii) the 6% appreciation in the Brazilian real; (iii) and the sales mix of the Brazilian operations; which were partially offset by (iv) the good performance of the USA and Europe business unit. In U.S. dollar, EBITDA in the quarter amounted to US$507 million, down 12% from 1Q14 recurring EBITDA and in line with 2Q13.

In 1H14, the Company posted EBITDA of R$2,767 million or US$1,197 million. Excluding nonrecurring effects, EBITDA was US$1,080 million, increasing 9% from 1H13, positively impacted by the recovery of the petrochemicals spreads in the international market.

On June 30, 2014, Braskem’s net debt stood at US$6,660 million, increasing by approximately 1% from the end of 1Q14. Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar increased from 2.71x to 2.73x, reflecting this increase in net debt and the stability in EBITDA in the last 12 months.

Braskem announced the construction of a line to produce Ultra-High Molecular Weight Polyethylene at its site in La Porte, Texas in the United States, which is one of the main markets for this product. Commercially known as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries, such as oil extraction, military equipment and construction. The project, which is expected to start operations in the first half of 2016, aims to complement the existing portfolio line produced in Brazil. The main advantages of UTEC resin are its mechanical properties, such as high resistance to abrasion, impact strength, light weight and low coefficient of friction.

1 Difference between the price of petrochemicals and the price of naphtha.

2 1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

3 80% ethylene and propylene, 20% BTX (base Europe).

Looking for improving the competitiveness of the Brazilian industry and the confidence of entrepreneurs for new investments, the Federal Government announced in June a package of measures to stimulate the industrial sector.

One of the measures announced was the reopening of the tax amnesty program (Refis) for the payment, including in installments, of federal tax debits, which allows the use of accumulated fiscal losses to settle these debits. The amendments to provisional presidential decree 651/2014 and the opportunity to join the new program are currently being analyzed by Braskem.

Another important development was the reintroduction, on a permanent basis, of the Reintegra program – Special Tax Refund Program for Exporting Companies - which refunds a portion of the federal taxes levied on exports. The rate of refund will be set annually and may range from 0.1% to 3.0%, and the amount will be settled via cash reimbursements or credits to offset the payment of federal taxes. The rate set for 2014 of 0.3%, however, does not reflect the level of the tax burden in the production chain.

PERFORMANCE

Note that as a result of the decision to maintain its investments in chemical distribution, which are the assets relating to Quantiq, Braskem restated its consolidated quarterly results for 2013 to include the result of this operation.

▶  Net Revenue

In 2Q14, Braskem’s net revenue was US$4.9 billion, 3% lower than in 1Q14. In Brazilian real, net revenue was R$10.9 billion, decreasing 8%, impacted by the average Brazilian real appreciation of 6% between the periods. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter grew by 2.3% in U.S. dollar. In Brazilian real, net revenue decreased by 3.5%.

On the same basis, compared to 2Q13, consolidated net revenue in U.S. dollar grew by 2%, positively influenced by the higher petrochemical prices in the international market. In Brazilian real, consolidated net revenue grew by 10%, reflecting the average U.S. dollar appreciation between the periods of 8%.

Overseas sales revenue, not including resale, amounted to US$1.8 billion, increasing 5% from the previous quarter, mainly due to the higher sales volume of PP. Compared to the same period in 2013, on the same basis, revenue remained stable, explained by the lower sales volume that was offset by the higher petrochemical prices in the international market.

In 1H14, Braskem’s consolidated net revenue amounted to US$9.9 billion. Excluding naphtha/condensate resale from the analysis, net revenue was US$9.2 billion, increasing 1% from the same period in 2013. In Brazilian real, ex-resale revenue came to R$21.2 billion, increasing 14%, which is explained by the 13% appreciation in the Brazilian real against the U.S. dollar between the periods and by the higher petrochemical prices in the international market.

On the same basis, revenue from overseas sales totaled US$3.5 billion, virtually flat compared to the first half of 2013. The lower sales volume was partially offset by the higher average price in the period, which accompanied the trend in the international market.

*Export of products made in Brazil

Highlights by Segment

▶  Capacity utilization rate

In 2Q14, the average cracker capacity utilization rate was 84%, influenced by the scheduled maintenance shutdown of one of the lines of the Triunfo cracker, which occurred in March and April, and by ongoing problems with feedstock supply at the Rio de Janeiro site; with both of these factors also impacting operations at the polyethylene and polypropylene units. On the other hand, the recovery in the capacity utilization rate at other units reflects the resumption of its operations after the scheduled and unscheduled shutdowns in 1Q14.

▶  Polyolefins

Brazilian market: the estimated market for polyolefins (PE and PP) reached 1,011 kton in 2Q14, down 2% from 1Q14, which is explained by the weaker economic activity also affected by the reduced number of working days during the World Cup. In comparison to 2Q13, when there was a restocking trend in the chain and a good performance of some sectors, the market decreased by 7%.

In 1H14, demand amounted to 2.0 million tons, 1% lower than in the same period of 2013.

Production: production volume in the quarter was 953 kton, down 3% and 10% from 1Q14 and 2Q13, respectively, which in both cases is explained by the scheduled and unscheduled maintenance shutdowns.

Domestic sales: Braskem’s sales in the quarter amounted to 724 kton, decreasing 2% when compared to the previous quarter, following the market trend. Market share expanded by 1 p.p. to 72%. Compared to 2Q13, sales decreased by 8%, in line with the demand contraction between the periods.

Export sales: in 2Q14, exports totaled 244 kton, increasing 6% from 1Q14, driven by the higher sales volume of PP. Compared to 2Q13, sales decreased 7%, reflecting the lower production volume.

In 1H14, production volume was 1,934 kton, down 9% from the same period in 2013, affected by the scheduled and unscheduled shutdowns in the period. In this context, Braskem sold 1,461 kton in the domestic market and 475 kton in the export market.

▶  Vinyls

Brazilian market: estimated PVC demand in 2Q14 was 300 kton, decreasing 4% from 1Q14 and also influenced by the slowdown in economic activity, which impacted the infrastructure and construction sectors. In relation to 2Q13, that was positively affected by inventory rebuilding, domestic demand decreased by 14%.

Production: PVC production volume reached 167 kton, an increase of 15% from 1Q14, driven by the normalization of the capacity utilization rate at the Bahia site following the scheduled maintenance shutdown in the previous quarter. Caustic soda production amounted to 111 kton, 3% higher.

Compared to 2Q13, when production was impacted by scheduled and unscheduled maintenance shutdown, PVC production rose 14%. Meanwhile, caustic soda production grew by 1%.

Domestic sales: Braskem’s PVC sales in the quarter amounted to 155 kton, decreasing by 6% on 1Q14 and following the market trend. Market share was 52%, 1 p.p. lower. In relation to 2Q13, PVC sales decreased 3%, while market share expanded 6 p.p.

Regarding caustic soda, sales volume decreased by 8% from 1Q14, reflecting the scheduled shutdown at some clients, mainly in the aluminum industry. Compared to 2Q13, caustic soda sales decreased by 2%.

In 1H14, PVC production amounted to 313 kton, 7% higher when compared to the 1H13 and benefitting from the better production volume at the Alagoas plant following the ramp-up period. PVC sales volume was 319 kton. Caustic soda production in the six-month period was 220 kton, down 3% from 1H13. Caustic soda sales followed this dynamics and reached 228 kton in the domestic market.

▶  Basic Petrochemicals

In 2Q14, ethylene production amounted to 790 kton, in line with 1Q14 and 10% lower than in 2Q13, which is explained by the scheduled maintenance shutdown on one of the lines at the Triunfo cracker, which occurred in March and April, and by the ongoing supply issues at the Rio de Janeiro site.

Performance (tons)	2Q14	1Q14	2Q13	Change	Change	1H14	1H13	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	789,769	789,559	875,943	0%	-10%	1,579,328	1,711,474	-8%
Propylene	312,023	323,734	392,251	-4%	-20%	635,757	764,388	-17%
Butadiene	88,775	90,353	104,759	-2%	-15%	179,128	205,609	-13%
BTX*	219,645	254,942	326,784	-14%	-33%	474,587	651,142	-27%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company’s total sales reached 243 kton, increasing 9% on 1Q14, explained by the higher propylene exports resulting from good opportunities in the international market. In relation to 2Q13, sales increased by 4%, due to the same factor.

Butadiene: sales in 2Q14 amounted to 89 kton, a decrease of 2% from the previous quarter, influenced by the scheduled shutdown at the Triunfo cracker that affected product supply. Compared to 2Q13, butadiene sales decreased by 9%.

BTX: BTX sales volume totaled 235 kton, similar level to 1Q14. Compared to 2Q13, sales volume fell by 18%, reflecting the lower production volume and slowdown in the Brazilian market between the periods.

In the first half of 2014, production of key basic petrochemicals decreased compared to 1H13, reflecting the scheduled maintenance shutdown, as mentioned above. Sales of ethylene/propylene, however, increased by 2%, reflecting the higher product availability to third parties due scheduled maintenance shutdown at the second generation. BTX and butadiene sales volumes in 1H14 decreased by 10% and 8%, respectively, reflecting the lower production.

Performance (tons)	2Q14	1Q14	2Q13	Change	Change	1H14	1H13	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	243,390	223,541	233,621	9%	4%	466,931	459,570	2%
Butadiene	89,396	91,478	97,871	-2%	-9%	180,874	196,109	-8%
BTX*	235,501	232,843	288,056	1%	-18%	468,344	518,957	-10%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  United States and Europe

Market: In 2Q14, U.S. PP demand grew 8% from 1Q14, which is explained by seasonality and the end of the harsh winter. In Europe, demand increased by 2% due to seasonality. Compared to 2Q13, US and European demand remained relatively flat.

In 1H14, U.S. demand for PP remained stable from the same period last year. Meanwhile, European demand grew by 2%, signaling a recovery in the region's economy.

Production: production volume in 2Q14 was 493 kton, increasing 11% from 1Q14, reflecting the normalization of capacity utilization following the scheduled and unscheduled shutdowns in the United States in 1Q14. Compared to 2Q13, production increased by 8%.

Sales: sales amounted to 479 kton in 2Q14, increasing 4% from 1Q14, driven by stronger demand in both regions. Compared to 2Q13, production expanded by 3%.

In 1H14, production increased by 6% from the year-ago period, while sales rose 5% due to the higher product availability.

Performance (tons)	2Q14	1Q14	2Q13	Change	Change	1H14	1H13	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	478,584	460,108	464,893	4%	3%	938,693	895,766	5%

Production
PP	492,804	444,233	456,650	11%	8%	937,037	884,407	6%

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 2Q14 amounted to R$9.6 billion, decreasing 7% from 1Q14, explained by (i) the lower resale volume, which was down 52%; and (ii) the decrease in gas price, in line with the international market trend. The 6% average U.S. dollar depreciation between the periods had a positive impact of R$308 million.

Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported from producers in North African countries and in Venezuela. The ARA naphtha price reference for domestic supply (three month moving average) reached US$919/t in 2Q14, down 1% from US$931/t in 1Q14. The ARA naphtha price, which is the reference for imported naphtha, stood at US$939/t in 2Q14, up 3% from the previous quarter (US$915/t).

Regarding the average gas price, after a harsh winter in North America, the Mont Belvieu price reference for ethane and propane in the 2Q14 decreased by 14% and 18% compared to the 1Q14, to reaching US$29 cts/gal (US$216/t) and US$106 cts/gal (US$555/t), respectively. In the case of USG propylene, the average price was US$1,536/t, down 5% on the prior quarter, reflecting the end of scheduled maintenance shutdowns at the refineries in the region.

In relation to 2Q13, COGS increased 11%. The main factors were: (i) the 8% average U.S. dollar appreciation, which generated a negative impact of R$479 million; (ii) the higher prices of naphtha, ethane and propane, which followed the international market; and (iii) the higher resale volume; which were partially offset by the tax relief on purchases of raw materials that began to be reflected in the statement of operations in mid-second quarter of the previous year.

In 1H14, COGS amounted to R$20.0 billion, up 16% on the same period last year, which is mainly explained by: (i) the 13% appreciation in the U.S. dollar; and (ii) the higher cost of feedstock, which followed the the international market dynamic.

▶  Selling, General and Administrative Expenses

In 2Q14, Selling, General and Administrative Expenses amounted to R$604 million, increasing R$26  million from the prior quarter. Compared to 2Q13, SG&A expenses increased by R$84 million or 16%.

Selling Expenses in the quarter were R$282 million, increasing 5% and 15% from 1Q14 and 2Q13, respectively. In both periods, the increase is influenced by the Company’s conservative strategy in credit granted to the chain.

General and Administrative expenses amounted to R$323 million in the quarter, up 4% from 1Q14, due to nonrecurring expenses of around R$10 million with institutional marketing and advertising materials. Compared to 2Q13, general and administrative expenses increased 17%, mainly explained by the increase in payroll expenses (collective bargaining agreement) and by nonrecurring expenses, as explained.

In 1H14, Selling, General and Administrative expenses were R$1.2 billion, increasing 13% from 1H13. The increase is explained by (i) higher payroll expenses; (ii) the nonrecurring expenses mentioned above; (iii) the anticipation of the payment of audit services, which in 2013 happened in the third quarter; and (iv) the increase in selling expenses due to the higher costs with storage and demurrage in the first quarter.

▶  EBITDA

Braskem’s consolidated EBITDA1 in 2Q14 amounted to R$1,130 million, decreasing by 17% from the recurring EBITDA recorded in 1Q14. EBITDA margin excluding naphtha/condensate resale stood at 10.7%. The main factors that contributed to this result were (i) the reduction in petrochemical spreads in the international market; (ii) the sales mix of the Brazilian operations; (iii) and the 6% appreciation in the Brazilian real; which were partially offset by (iv) the better performance of the USA and Europe business unit. In U.S. dollar, EBITDA in the quarter decreased 12% to US$507 million.

Compared to 2Q13, EBITDA decreased by 1% in U.S. dollar and increased by 6% in Brazilian real, mainly due to (i) the recovery in thermoplastic resin spreads in the international market; and (ii) the average depreciation of 8% in the Brazilian real between the periods; which were partially offset by (iii) the lower sales volume of resins and basic petrochemicals; and (iv) the reduction in basic petrochemical spreads, in line with the global trend.

1 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 1H14, Braskem’s consolidated EBITDA amounted to R$2,767 million, increasing 37% from the same period last year. The main factors were (i) the positive nonrecurring impact of R$277 million in 1Q14 from the divestment of a non-strategic asset; (ii) the recovery in thermoplastic resin spreads in the international market; (iii) the 13% depreciation in the Brazilian real; and (iv) the better performance of the USA and Europe business unit; which were partially offset by (v) the lower sales volume of resins and main basic petrochemicals; and (vi) the additional R$65 million provision for the Petros Plans. In U.S. dollar, EBITDA grew by 21%. Excluding the nonrecurring positive impact from the asset divestment, EBITDA in 1H14 increased by 24% in Brazilian real and 9% in U.S. dollar.

▶  Net Financial Result

The net financial result was an expense of R$478 million in 2Q14, compared to the expense of R$560 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On June 30, 2014, this net exposure was formed: (i) in the operations, by 60% of suppliers, which was partially offset by 73% of accounts receivable; and (ii) in the capital structure, 75% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports.

As a result, the effect from the 3% depreciation in the U.S. dollar4 on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$35 million.

Excluding the effects from exchange and monetary variation, the net financial result in 2Q14 was an expense of R$441 million, decreasing by R$43 million from the expense in the prior quarter, which is mainly explained by the exchange variation impact on the calculation of the interest on dollar-denominated debt and by the gain from financial investments in Brazilian real. Compared to 2Q13, which had been impacted by the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo, the net financial result decreased by R$31 million.

On the same basis, the net financial result in 1H14 was an expense of R$925 million, R$88 million higher than in the same period last year, reflecting the higher Brazilian basic interest rates and the prepayment of short-term debt.

The following table shows the composition of Braskem’s net financial result.

R$ million	2Q14	1Q14	2Q13	1H14	1H13

Financial Expenses	(523)	(577)	(1,002)	(1,100)	(1,233)
Interest Expenses	(270)	(307)	(289)	(577)	(526)
Monetary Variation (MV)	(77)	(86)	(74)	(163)	(147)
Foreign Exchange Variation (FX)	87	54	(332)	141	(47)
Net Interest on Fiscal Provisions	(27)	(30)	(83)	(58)	(105)
Others	(235)	(208)	(224)	(443)	(407)
Financial Revenue	45	17	330	62	454
Interest	61	45	50	105	78
Monetary Variation (MV)	6	17	5	23	8
Foreign Exchange Variation (FX)	(52)	(61)	202	(113)	244
Net Interest on Fiscal Credits	18	7	33	26	40
Others	12	9	40	21	84
Net Financial Result	(478)	(560)	(672)	(1,038)	(779)

R$ million	2Q14	1Q14	2Q13	1H14	1H13

Net Financial Result	(478)	(560)	(672)	(1,038)	(779)
Foreign Exchange Variation (FX)	35	(7)	(131)	28	197
Monetary Variation (MV)	(71)	(69)	(69)	(140)	(140)
Net Financial Result Excluding FX and MV	(441)	(484)	(472)	(925)	(837)

▶  Net Income

Braskem recorded net income of R$124 million in 2Q14, in line with the lower operating result.

In the 1H14, the Company recorded net income of R$521 million, which is explained by the divestment of non-strategic assets and by the improvement in operating performance between the periods. Another important factor in the result was the adoption of hedge accounting in May 2013, which better translates the effects of exchange variation on dollar-denominated liabilities on the results.

4 On June 30, 2014, the Brazilian real/U.S. dollar exchange rate (end of period) was R$2.2025/US$1.00.

▶  Capital Structure and Liquidity

On June 30, 2014, Braskem's consolidated gross debt stood at US$10.6 billion. This amount includes the financing for the Mexico project in the amount of US$2,496 million that was received by the subsidiary Braskem-Idesa until 2Q14, including the third disbursement of the project finance in the amount of US$465 million that was received on April 8, 2014. Since this investment is made through a project finance structure (70% debt and 30% equity), in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project will not be included.

In this context, Braskem's gross debt stood at US$8,087 million, up 1% from the balance on March 31, 2014. In Brazilian real, gross debt decreased by 2%, reflecting the impact from the U.S. dollar depreciation of 3%5 in the period. At the end of the period, 69% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,427 million, increasing US$23 million from the prior quarter.

As a result, Braskem's net debt increased by 1% to US$6,660 million. In Brazilian real, net debt decreased by 2% from 1Q14. The percentage of net debt denominated in dollar was 75%.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains three revolving stand–by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Financial leverage, as measured by the net debt/EBITDA ratio in U.S. dollar, closed the quarter at 2.73x, virtually in line with the ratio on March 31, 2014. In Brazilian real, the leverage ratio stood at 2.62x, decreasing 3%, influenced by the stronger Brazilian real in the period.

5 On June 30, 2014, the Brazilian real/U.S. dollar exchange rate (end of period) was R$2.2025/US$1.00.

On June 30, 2014, the average debt term was 15.3 years (previously 15.4 years), in line with the term at the end of the first quarter. Considering only the portion of debt denominated in U.S. dollar, the average debt term was around 21 years. The average debt cost on June 30, 2014 was 6.17% in U.S. dollar and 8.70% in Brazilian real, compared to 6.15% and 9.03%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of June 30, 2014.

Only 4% of the Company’s total debt matures in 2014, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 26 months. Considering the deadline for withdrawing the stand-by credit facilities, this coverage is 28 months.

CAPITAL EXPENDITURE:

In the first half of 2014, Braskem made investments of R$1,282 million (excluding capitalized interest and the funds from the project finance and the non-controlling shareholder of the Mexico project).

Of this amount, 65% (R$840 million) was allocated to industrial operations, including part of the amounts required by the scheduled maintenance shutdown at the Triunfo site (concluded in April) and at the São Paulo site, which is scheduled for 3Q14. The Company also allocated around 30% (R$349 million) to the construction of the new petrochemical complex in Mexico. The remainder is related to other ongoing projects, such as (i) the investments for the production of UTEC in La Porte, Texas; and (ii) the expansion and conversion of one of its polyethylene production lines in Bahia to produce LLDPE metallocene-based.

ACQUISITION OF SOLVAY INDUPA:

On June 24, 2014, the General Superintendence of Brazil’s antitrust agency (CADE) issued an unfavorable report regarding the transaction to acquire the assets from Solvay Indupa given its understanding that it potentially infringes antitrust principles. As provided for by law, the report issued by the General Superintendence is neither final nor binding, but rather represents the first step in the process of analyzing the transaction, which will now be examined by the board of CADE.

On July 24, the Company filed an appeal explaining its understanding that the relevant market for PVC and caustic soda is international, which is consistent with the decisions that CADE has been issuing for years, for which reason the transaction does not pose a threat to free competition.

With regard to the Tender Offer to the non-controlling shareholders of Solvay Indupa made in February 2014 in the amount of 2.40 Argentine pesos per share, Braskem informs that the process is still under analysis by Argentina’s securities and exchange commission (CNV).

PROJECT PIPELINE:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment	Cumulative through Jun/14	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn6	~US$3.2 bn

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

▪  In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

▪  Earthmoving works concluded.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o   Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

▪  Construction: in 2Q14, the project reached 75% of physical completion. Advancing as planned, with a focus on (i) installing equipment; (ii) assembling the metallic structures and piping; and (ii) offsite activities, particularly concluding the power transmission line. Over 640 pieces of equipment and 50,000 tons of material have already been delivered to the site, and around 560 people have been hired for the future industrial operation.

▪  First disbursement of the Project Finance installment in in the amount of US$1,484 million on July 24, 2013. Second disbursement in the amount of US$547 million on November 6, 2013. Third disbursement in the amount of US$465 million on April 8, 2014.

▪  Priorities for 2014:

o    Construction and hiring qualified labor in order to maintain the high productivity during mechanical assembly;

o    Expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands;

o    Training and development of the Team Members who will run the future industrial operation.

6 The project's fixed investment (capital expenditure) is estimated at US$3.2 billion. The total investment of US$4.5 billion includes the project's capex, working capital requirements and interest payments.

Comperj Rio de Janeiro, Brazil	n/a	To be determined	▪ The project, which is still in the study phase, aims to meet the growing demand in Brazil, add value to the country’s natural resources and support its industrialization process.

Ascent Location: West Virginia - EUA	n/a	To be determined

▪  The feasibility and engineering studies advanced as planned and a new ethane supply agreement was signed with Range. Considering the existing agreement with Antero, about 50% of the raw material supply is already secured.

▪  The ownership structure of the project is still undefined.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶ VISIO Program Braskem continues to make progress in its commitment to develop Brazil’s plastics chain and create value for its Clients. Some of the highlights of the quarter:

São Bernardo, a housewares manufacturer, began using Maxio polypropylene resin to manufacture its products, which enables the company to capture gains in its production process, reducing energy consumption and the production cycle.

In a partnership with Tramontina, Braskem developed a new polypropylene resin that increases the resistance and stiffness of plastic furniture.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main drivers: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life.

In the first half of 2014, the most notable activities on these fronts were:

▪  Conclusion of the greenhouse gas emissions inventory. The inventory showed a 13% reduction in emissions between 2008 and 2013. The inventory was submitted to the GHG Protocol Brazil and the Carbon Disclosure Project;

▪  Braskem’s support for the production and publication of the Sustainable Procurement Manual of the Brazilian Business Council for Sustainable Development (CEBDS);

▪  The inauguration in Campinas, São Paulo, of the new Research and Development Laboratory focused on developing chemicals from renewable resources and investments in the acquisition of new equipment for the Technology and Innovation Center in Triunfo, Rio Grande do Sul;

▪  The launch of the new Polybutylenes (PIB) line, which will make possible the production of lighter and more resistant materials;

▪  The inauguration of the Braskem Environmental Station at the Sauipe Park in the state of Bahia, which aims to raise awareness on environmental conservation among children and adults and explain how plastic contributes to modern life;

▪  The sponsoring of a recycling initiative in partnership with Ambev to celebrate International Recycling Day, during which 70,000 plastic packages were collected in Salvador, Bahia.

More information on Braskem’s sustainability initiatives is available in the 2013 Annual Report that was published in last May, which was subjected to external verification, in accordance with the requirements of version G4 of the Global Reporting Initiative (GRI).

OUTLOOK:

The International Monetary Fund (IMF) revised downward to 3.4% its forecast for world GDP growth in 2014. The revision of U.S. economic data for the first quarter, when demand was impacted by the harsh winter, was one of the highlighted points. However, preliminary U.S. government data showed that the country grew at an annual rate of 4% in 2Q14, driven by higher household spending and higher investment.

Despite the more optimistic scenario in Europe, high debt levels in Italy and France and growing sanctions against Russia for its actions in Ukraine, are also risk factor to the recovery in the region's economy growth.

In China, demand weakened faster than expected in the first months of the year in response to the government measures to prevent a bubble in the real estate market. However, the new stimulus policies adopted to foster more sustainable growth are already in place and the country’s economy grew at an annual rate of 7.5%. For 2014, we expect China to register GDP growth of 7.4%.

In line with the global trend, Brazilian GDP growth was revised downward to 0.86% according to the latest survey released by Focus of the Central Bank. The reduction is explained by the economic activity retraction, which is being impacted by the lower investment and more restrictive financial conditions. It’s expected that the Brazilian government adopt measures that allow a sustainable recovery of the economy, as well as the growth and competitiveness of the country's industrial sector.

Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationship with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the its financial health and cost discipline.

The Company has been focusing its resources on priority, high-return projects. The Mexico project continues to advance and the completion of construction and the plant's startup are expected by end-2015.

The feasibility studies for the Ascent project, in which Braskem together with investors are analyzing the construction of an integrated complex to produce polyethylene by taking advantage of the opportunities offered by U.S. shale gas, have been advancing.

In addition to the scheduled maintenance shutdown of its cracker at the Triunfo site carried out in March and April, the Company also plans a scheduled maintenance shutdown on one of the lines of its cracker in São Paulo starting in the second half of September.

Braskem remains focused on maintaining the competitiveness of its assets and of Brazil's entire petrochemical and plastics chain, while negotiating new terms and conditions for renewing its naphtha supply contracts.

The short-term outlook for the global petrochemical industry is, as of this moment, favorable. Market fundamentals indicate spread levels close to those of recent quarters due to both scheduled (USA, Europe and Asia) and unscheduled shutdowns (Europe) and to the signs of recovery in European demand and of stronger economic growth in the United States. The main risk factors remain associated with geopolitical tensions in Ukraine and Iraq, which could lead to higher oil prices and in turn affect the performance of the global economy and of the petrochemical industry.

In the medium and long term, the outlook for the petrochemical industry remains positive. Meanwhile, Braskem remains firm in its commitment to growth and sustainable development and will continue to proactively pursue opportunities to create value for its Clients, Shareholders and society without losing sight of its strong focus on financial health.

NOTE: (i) On June 30, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.2025/US$1.00.

UPCOMING EVENTS:

▶       2Q14 Earnings Conference Call

Portuguese 1:00 p.m. (Brasília) 12:00 p.m. (U.S. EST) 9:00 a.m. (Los Angeles) 5:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 1:30 p.m. (U.S. EST) 10:30 a.m. (Los Angeles) 6:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Roberta Varella Head of IR Phone: (55 11) 3576-9266 roberta.varella@braskem.com www.braskem.com.br/ir	Fernando T. de Campos IR Coordinator Phone: (55 11) 3576-9479 fernando.campos@braskem.com	Daniela Balle de Castro IR Specialist Phone: (55 11) 3576-9615 daniela.castro@braskem.com

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	2Q14	1Q14	2Q13	Change	Change	1H14	1H13	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	12,565	13,630	11,408	-8%	10%	26,196	22,722	15%
Net Revenue	10,853	11,843	9,747	-8%	11%	22,696	19,248	18%
Cost of Good Sold	(9,600)	(10,325)	(8,654)	-7%	11%	(19,924)	(17,144)	16%
Gross Profit	1,253	1,518	1,093	-17%	15%	2,771	2,104	32%
Selling Expenses	(282)	(270)	(245)	5%	15%	(551)	(497)	11%
General and Administrative Expenses	(323)	(309)	(275)	4%	17%	(632)	(553)	14%
Other Net Operating Income (expenses)	(15)	190	(25)	-	-40%	175	(54)	-
Investment in Subsidiary and Associated Companies	1	(0)	2	-	-61%	1	(3)	-
Operating Profit Before Financial Result	635	1,129	550	-44%	15%	1,764	997	77%
Net Financial Result	(478)	(560)	(672)	-15%	-29%	(1,038)	(779)	33%
Profit Before Tax and Social Contribution	157	569	(122)	-72%	-	726	218	234%
Income Tax / Social Contribution	(33)	(173)	(3)	-81%	997%	(205)	(110)	87%
Net Profit	124	396	(125)	-69%	-	521	108	383%
Earnings Per Share	0.16	0.51	(0.14)	-	-	0.67	0.13	424%

Note: as a result of the Management decision to maintain the investments in Quantiq, Braskem’s quarterly results for 2013 have been restated to include the results of this operation.

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	2Q14	1Q14	2Q13	Change	Change	1H14	1H13	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit	124	396	(125)	-69%	-	521	108	383%
Income Tax / Social Contribution	33	173	3	-81%	997%	205	110	87%
Financial Result	478	560	672	-15%	-29%	1,038	779	33%
Depreciation, amortization and depletion	497	506	486	-2%	2%	1,003	972	3%
Cost	440	467	444	-6%	-1%	907	889	2%
Expenses	57	39	43	46%	32%	95	82	16%
Basic EBITDA	1,132	1,635	1,036	-31%	9%	2,766	1,969	41%
Provisions for the impairment of long-lived assets (i)	(1)	2	30	-	-	1	40	-98%
Results from equity investments (ii)	(1)	0	(2)	-	-	(1)	3	-
Adjusted EBITDA	1,130	1,637	1,064	-31%	6%	2,767	2,012	37%
EBITDA Margin	10.4%	13.8%	10.9%	-3.4 p.p.	-0.5 p.p.	12.2%	10.5%	1.7 p.p.

(i)             Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	06/30/2014	03/31/2014	Change
	(A)	(B)	(A)/(B)
Current	14,186	14,861	-5%
Cash and Cash Equivalents	3,151	3,214	-2%
Marketable Securities/Held for Trading	155	87	77%
Accounts Receivable	2,799	2,831	-1%
Inventories	5,118	5,551	-8%
Recoverable Taxes	2,364	2,390	-1%
Other Receivables	598	788	-24%
Non Current	32,306	31,715	2%
Marketable Securities/ Held-to-Maturity	23	26	-13%
Compulsory Deposits and Escrow Accounts	212	212	0%
Deferred Income Tax and Social Contribution	706	807	-13%
Taxes Recoverable	1,099	1,200	-8%
Insurance claims	163	126	29%
Investments	123	123	0%
Property, Plant and Equipament	26,688	25,839	3%
Intangible Assets	2,851	2,884	-1%
Outros	443	500	-11%
Total Assets	46,492	46,576	0%

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2014	03/31/2014	Change
	(A)	(B)	(A)/(B)

Current	12,597	12,952	-3%
Suppliers	9,766	9,960	-2%
Financing	1,329	1,224	9%
Project Finance	27	23	19%
Derivatives	53	79	-33%
Salary and Payroll Charges	437	559	-22%
Dividends and Interest on Equity	5	132	-97%
Taxes Payable	525	473	11%
Advances from Customers	214	309	-31%
Sundry Provisions	93	88	5%
Other Payable	149	105	41%
Non Current	25,534	25,245	1%
Financing	16,483	16,922	-3%
Project Finance	5,447	4,559	19%
Derivatives	367	382	-4%
Deferred Income Tax and Social Contribution	842	848	-1%
Taxes Payable	820	888	-8%
Sundry Provisions	454	453	0%
Advances from Customers	108	129	-16%
Other Payable	737	777	-5%
Others	277	286	-3%
Shareholders' Equity	8,361	8,379	0%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	55	410	-87%
Treasury Shares	(49)	(49)	0%
Other Comprehensive Income*	(577)	(790)	-27%
Retained Earnings	548	412	-
Non Controlling Interest	108	120	-9%
Total Liabilities and Shareholders' Equity	46,492	46,576	0%

* Includes exchange variation of financial liabilities designated for hedge accounting (Note 20 (b) to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	2Q14	1Q14	2Q13	1H14	1H13

Profit (loss) Before Income Tax and Social Contribution	157	569	(122)	726	218
Adjust for Net Income Restatement
Depreciation and Amortization	497	506	486	1,003	972
Equity Result	(1)	0	(2)	(1)	3
Interest, Monetary and Exchange Variation, Net	262	306	486	567	512
Cost on divestment in subsidiary	(315)	38	-	(277)	-
Provision for losses - fixed assets	1	4	42	5	44
Cash Generation before Working Capital	601	1,422	891	2,023	1,748
Operating Working Capital Variation
Market Securities	(60)	(5)	160	(65)	101
Account Receivable	12	23	39	36	(104)
Recoverable Taxes	147	(45)	42	103	(110)
Inventories	478	(498)	250	(21)	(281)
Advanced Expenses	(106)	17	(118)	(89)	(81)
Other Account Receivables	257	(332)	67	(75)	19
Suppliers	(43)	(267)	738	(310)	534
Advances from Customers/Long-Term Incentives	(125)	(12)	(23)	(137)	200
Taxes Payable	(95)	(51)	44	(145)	(9)
Other Account Payables	(125)	185	107	59	364
Other Provisions	5	(15)	(27)	(9)	(42)
Operating Cash Flow	947	422	2,171	1,369	2,342
Interest Paid	(306)	(194)	(312)	(500)	(513)
Income Tax and Social Contribution	(20)	(22)	(26)	(42)	(35)
Net Cash provided by operating activities	621	206	1,833	827	1,794
Proceeds from the sale of fixed assets	10	0	1	10	1
Proceeds from the capital reduction of associates	315	-	70	315	233
Additions to Investment	-	-	-	-	(0)
Additions to Fixed Assets	(1,500)	(1,157)	(1,049)	(2,657)	(2,150)
Additions to Intangible Assets	(6)	(9)	(8)	(14)	(8)
Effect of incorporation of associates cash	-	-	-	-	10
Financial Assets Held to Maturity	4	7	4	11	20
Cash used in Investing Activities	(1,178)	(1,158)	(982)	(2,336)	(1,895)
Obtained Borrowings	2,677	1,657	1,626	4,334	4,585
Payment of Borrowings	(1,707)	(1,842)	(2,097)	(3,549)	(4,382)
Non-controlling interests	(0)	-	35	(0)	33
Cash used in Financing Activities	488	(185)	(435)	303	235
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	6	15	(19)	21	(12)
Increase (decrease) in Cash and Cash Equivalents	(63)	(1,122)	397	(1,185)	122
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,214	4,336	3,013	4,336	3,288
Cash and Cash Equivalents at The End of The Year	3,151	3,214	3,410	3,151	3,410
Increase (Decrease) in Cash and Cash Equivalents	(63)	(1,122)	397	(1,185)	122

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED

tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14

Polyolefins
PE's	632,257	658,317	661,780	627,936	589,755	576,079
PP	436,029	397,996	406,989	386,128	391,370	376,927

Vinyls
PVC	146,877	146,676	129,546	159,480	146,042	167,314
Caustic Soda	115,321	110,585	109,108	102,319	108,191	111,611

Basic Petrochemicals
Ethylene	835,531	875,943	865,868	795,483	789,559	789,769
Propylene	372,137	392,251	392,956	348,251	323,734	312,023
Benzene	215,095	210,225	204,750	195,315	154,170	156,674
Butadiene	100,850	104,759	88,129	96,116	90,353	88,775
Toluene	41,742	49,836	57,978	51,853	67,797	46,960
Fuel (m³)	221,317	225,235	242,856	244,282	249,700	273,893
Paraxylene	44,930	47,527	30,437	3,287	15,876	491
Orthoxylene	22,592	19,196	16,166	6,903	17,099	15,520
Butene 1	11,380	13,556	15,106	11,179	13,606	14,959
ETBE/ MTBE	78,403	81,981	77,561	68,686	73,813	69,096
Mixed Xylene	15,840	21,060	16,264	35,503	27,166	37,943
Cumene	73,138	43,145	57,809	55,593	64,029	55,127
Polybutene	9,778	1,240	5,936	6,032	7,103	8,314
Aromatic Residue	34,795	37,226	41,710	35,077	36,010	34,725
Petrochemical Resins	2,599	3,670	3,740	3,868	3,951	3,999

United States and Europe
PP	427,757	456,650	438,160	463,372	444,233	492,804

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14

Polyolefins
PE's	438,717	455,612	436,403	434,930	433,973	436,371
PP	315,724	331,733	316,629	304,841	303,076	287,569
Vinyls
PVC	166,216	159,528	145,202	165,561	164,398	155,098
Caustic Soda	119,469	112,337	125,688	111,271	118,655	109,634

Basic Petrochemicals
Ethylene	130,854	131,634	136,720	132,589	133,711	123,573
Propylene	54,807	47,405	56,602	51,056	49,974	47,835
Benzene	101,778	110,930	121,229	116,572	118,953	115,531
Butadiene	57,460	49,130	50,815	53,349	59,662	54,857
Toluene	8,638	11,979	11,222	11,511	12,451	9,809
Gasoline (m³)	137,310	133,891	140,980	161,102	176,726	203,779
Paraxylene	2,997	23,745	32,605	2,409	4,098	-
Orthoxylene	21,050	20,841	18,980	7,022	14,367	18,031
Mixed Xylene	14,504	17,239	14,809	16,281	14,645	11,409
Cumene	64,817	52,592	57,286	59,418	61,905	52,299
Polybutene	2,244	3,001	3,276	2,386	1,841	2,379
Aromatic Residue	36,036	37,547	38,957	33,537	34,743	33,324
Petrochemical Resins	2,238	2,479	2,676	2,394	2,574	2,623

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Polyolefins
PE's	174,247	189,692	210,338	203,774	155,094	139,631
PP	66,110	72,820	93,475	79,495	75,925	104,728

Basic Petrochemicals Unit
Propylene	40,288	54,582	43,902	40,396	39,856	68,170
Benzene	40,222	63,380	66,147	36,411	33,846	28,956
Butadiene	40,777	48,741	39,507	41,985	31,816	34,540
Toluene	24,821	31,621	38,947	44,239	44,103	58,143
Gasoline (m³)	66,774	103,664	95,586	86,946	71,637	49,812
Paraxylene	31,395	25,559	9,895	-	5,024	5,030
Butene 1	-	3,175	1,680	40	1,497	1,225
ETBE/ MTBE	61,689	81,480	76,788	70,324	74,926	64,203
Mixed Xylene	451	5,497	482	14,587	16,115	19,291
Polybutene	3,829	3,802	3,313	3,620	4,849	3,599

United States and Europe
PP	430,872	464,893	432,208	462,719	460,108	478,584

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14

Polyolefins
Domestic Market	3,034	3,160	3,293	3,361	3,578	3,400
Export Market	824	911	1,179	1,183	951	990

Vinyls	636	614	628	671	697	628

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	586	508	638	575	679	590
Butadiene	208	183	132	141	198	191
Cumene	199	163	180	189	215	185
BTX	407	468	546	400	503	453
Others	345	347	387	395	426	487
Export Market
Ethylene/Propylene	125	148	159	136	142	230
Butadiene	148	156	92	135	109	123
BTX	278	337	325	213	255	241
Others	315	428	430	378	444	328

United States and Europe	1,606	1,565	1,732	1,846	2,042	1,942

Resale*	409	314	659	859	1,061	450
Quantiq	205	219	237	218	225	188

Others¹	177	225	320	84	319	426
Total	9,501	9,747	10,937	10,784	11,843	10,853
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.